ANTAGA INTERNATIONAL CORP

4405 Powell Ave

Montreal, QC Canada H4P 1E5

Phone: (514) 967-4372

July 11, 2011

Mr. David Link

Division of Corporate Finance

Office of Beverages, Apparel and Health Care Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Reference: Antaga International Corp

     Amendment No. 4 to

                    Registration Statement on Form S-1

                    Filed on: July 7, 2011

                    File No. 333-170091

Dear Mr. Link:

We received your letter dated July 8, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 5 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Amendment No. 4 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 7, 2011:

Risk Factors, page 6

There is no guarantee that we will compliant in the time frame estimated…, page 8.

1. We reissue comment one of our letter dated July 6, 2011. Please revise your risk factor to clarify the risk being addressed in both the subheading and the body of the risk factor.

We revised our risk factor to clarify the risk being addressed in both the subheading and the body of the risk factor:

THERE IS NO GUARANTEE THAT WE WILL BE COMPLIANT WITH GOVERNMENT REGULATIONS OF OUR PRODUCT IN CANADA AND EUROPE, IN WHICH CASE OUR OPERATIONS MAY FAIL.

Our planned nutritional supplement business is affected by the government regulations in Canada and Europe as described in the Government Regulation Section of this disclosure statement. If we are not able to comply with the current regulations for any reason or if there are future regulations enacted with which we are not able to comply, we will not be able to sell our product and our operations may fail.

This letter responds to your comment contained in your letter dated July 8, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Georgi Parrik
Email: antaga@ymail.com

Telephone: (514) 967 4372

Thank you.

Sincerely,

/S/ Georgi Parrik

Georgi Parrik, President